

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 9, 2017

Via E-mail
Jeffrey L. Vigil
Chief Financial Officer
Uranium Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, CO 80112

> **Re:** **Uranium Resources, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 16, 2016**
> **File No. 001-33404**

Dear Mr. Vigil:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   We note that you are asking shareholders to approve issuing up to 12 million shares of common stock pursuant to your Exchange Agreement. Please tell us what consideration you gave to providing financial information pursuant to Item 11(e) and Item 13 of Schedule 14A. Refer to Instruction 1 to Item 13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: David R. Crandall, Esq.
Hogan Lovells US LLP